FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission File Number: 001-34738

Kingtone Wirelessinfo Solution Holding Ltd
(Translation of registrant’s name into English)

3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province,
People’s Republic of China 710065
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Kingtone Wirelessinfo Solution Holding Ltd

FORM 6-K

Nasdaq Staff Deficiency Letter

As previously disclosed in a Form 6-K filed with the Securities and Exchange Commission on June 29, 2011 by Kingtone Wirelessinfo Solution Holding Ltd (the “Company”), Mr. James Fong resigned as an independent director of the Company effective June 24, 2011.  Mr. James Fong served as Chairman of the Nominating and Corporate Governance Committee and as a member of the Audit Committee and the Compensation Committee.

On July 5, 2011, the Company received a Nasdaq Staff Deficiency Letter indicating that the Company fails to comply with the majority board independence and audit committee composition requirements for continued listing set forth in Listing Rules 5605(b)(1) and 5605(c)(2), which require that each listed company maintain a board of directors comprised of a majority of independent directors and an audit committee consisting of at least three independent directors, respectively. Consistent with Listing Rules 5605(b)(1)(A) and 5605(c)(4), Nasdaq provided the Company a cure period in order to regain compliance until the earlier of the Company’s next annual shareholders’ meeting or June 24, 2012; or if the next annual shareholders’ meeting is held before December 21, 2011, which is what the Company plans to do, then the Company must evidence compliance no later than December 21, 2011.  The Company intends to regain compliance with the Nasdaq Listing Rules 5605(b)(1) and 5605(c)(2) by December 21, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kingtone Wirelessinfo Solution Holding Ltd

By:	/s/ Peng Zhang
Name:	Peng Zhang
Title:	Chief Executive Officer

Date: July 7, 2011